

Vin N. · 3rd

Co-Founder & CEO at Qinta: Self-Driving Wallet for the Global Citizen

San Francisco Bay Area · Contact info

484 connections

Qinta

University of Cambridge

Experience

Co-Founder & CEO
Qinta
Jan 2021 – Present · 10 mos
San Francisco Bay Area

"Self-driving wallet for the global citizen"

At Qinta, our vision is to empower people often challenged by out of reach, costly and complex financial products.

We unlock financial benefits needed for our time to help people recover from the financial setbacks caused by the pandemic. Qinta will help people reach their financial goals and design the life that they want despite the new economic environment we are in.

Google
7 yrs 6 mos

Finance Manager
Apr 2018 – Jun 2021 · 3 yrs 3 mos
United States

Finance Strategy

BrandLab Insights Manager
Aug 2016 – Mar 2018 · 1 yr 8 mos
Singapore

Marketing Strategy + Data Science

Show 1 more role

Startup Mentor
UC San Diego
Jul 2020 – Sep 2020 · 3 mos

UC San Diego - Startup Launchpad (Basement)

Global Sustainability Projects Reviewer
Katerva
Jun 2013 – Sep 2013 · 4 mos
Cambridge, England, United Kingdom

Reviewer of Projects for the 'Nobel Prize for Sustainability'

Cambridge Consultant
ADIB - Abu Dhabi Islamic Bank
Mar 2013 – Apr 2013 · 2 mos
Abu Dhabi, United Arab Emirates

Corporate Finance

Show 4 more experiences

Education

University of Cambridge
Executive Education: Transformational Leadership

Stanford University
Python Programming, Machine Learning Algorithms, Blockchain Technology

University of Cambridge
Master of Finance
Activities and Societies: St Edmund's College Choir, St Edmund's College Poetry Society, Cambridge University Investment Club, Cambridge University Consulting Club

- 'Albert Einstein' Finance Class Awardee
- Cambridge Trust Scholar
- Global Scholars' Symposium Delegate
- World's Best Sustainability Ideas (Katerva awards), Scholar Reviewer